February 8, 2008

BY EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Ameriprise Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10- Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 1-32525

Dear Mr. Decker:

We refer to the comment letter dated January 23, 2008 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for Fiscal Year Ended December 31, 2006 and the Forms 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007 (collectively the “Filings”) for Ameriprise Financial, Inc. (the “Company”).

We have set forth below in boldface type the text of each of the Staff’s comments set forth in its comment letter, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 43

Operating Activities, page 45

1.                                      We have read your response to comment two from our letter dated December 28, 2007. Please more fully explain what is meant by transfers between fixed and variable annuities and transfers from brokerage accounts, including the circumstances under which they arise. Please also tell us how you determined that transfers between fixed and variable annuities and transfers from brokerage accounts should be reported in cash flows from financing activities, citing the accounting literature used to support your conclusion. Given that you also propose to reclassify your transfers between fixed and variable annuities and transfers from brokerage accounts in future filings, please provide us with your materiality analysis that supports your conclusion that the change in operating cash flow is not material to the periods presented. Please tell us how you determined that it was appropriate to make this reclassification on a prospective basis.

We offer our customers both fixed and variable annuities. The fixed annuity products are offered through the general account of the Company’s insurance subsidiaries and provide to the contract holder a fixed rate of interest over some specified period, with the Company bearing the investment risk associated with the invested assets. The cash flows related to sales and surrenders of fixed annuities are classified as a financing activity within the Company’s Statement of Cash Flows. This classification is in accordance with FASB Statement No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”(“FAS 97”), which indicates that for universal life type and other similar contracts the issuing entity establishes a deposit-like liability for the contract holder account balance. Although FASB Statement No. 95, “Statement of Cash Flows”, does not specifically discuss cash flow presentation for fixed annuities, paragraph 58 clearly indicates that financial institutions should treat deposit gathering activities as a financing activity.

Cash Flow Treatment of the Separate Accounts

As required by Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-duration Contracts and for Separate Accounts”, paragraphs 10 to 14, the Company reports all variable account assets within its separate accounts on its Balance Sheets as Separate account assets at fair value with a corresponding balance reported as Separate account liabilities. Generally, insurance entities do not present cash flows of the separate accounts within their own statement of cash flows because the assets are segregated from the insurance entities’ general account. The financial statements of the separate accounts present the cash flows related to its own operating, investing, and financing transactions.

Variable Annuities and Transfers Within

The variable annuities are offered through the Company’s insurance subsidiaries’ separate accounts and provide that all investment risks associated with the separate account assets are passed through to the contract holder. Separate account assets underlying variable annuities are segregated from the general assets of the Company. Our variable annuity products allow contract holders to transfer their investments between separate account assets and the fixed account option within the variable annuity products. The fixed account option offers the contract holder a fixed rate of interest. There is no additional premium paid and no new money invested. Assets transferred into a fixed account within the variable annuity product are no longer part of the separate accounts, and become part of the general account assets of the Company, with the Company bearing the investment risk associated with the fixed account assets (i.e., risks are the same as the fixed annuity product for the period of time the customer elects to be in the fixed account).

Historically, these transfers to and from the fixed account within our variable annuity products were reported as cash flows from operating activities in the Company’s Statement of Cash Flows. We believe that transfers to and from the fixed account option within the variable annuity product are analogous to sales and surrenders for our fixed annuity product and should be treated similarly as a financing activity, because once assets move to the fixed account within a variable annuity product, the Company bears the investment risk associated with the invested assets and the contract holder bears the non performance risk of the Company.

The Company’s reclassified Statements of Cash Flows presents the transfers between the fixed annuities and the variable annuities, as well as all cash receipts from fixed annuity contract holders and payments that represent a return of the fixed annuity contract holder balances as financing activities similar to presentation by financial institutions for sales and maturities/withdrawals of certificates of deposit as these obligations to the contract holder are extremely similar to customer deposit activity for a financial institution.

Transfers from Brokerage Accounts

Transfers from brokerage accounts arise when the Company’s brokerage account customers move money to and from an interest bearing cash sweep investment product offered by one of the Company’s broker dealer subsidiaries to cash investment products of non-affiliated entities. These transfers to and from our cash investment product were incorrectly reclassified in our 2006 Form 10-K and subsequent Form 10-Q filings. This reclassification was made because the Company considered these cash flows as customer deposit activity and the nature of the deposits are similar to other deposit activity cash flows reported by the Company as financing activities such as for investment certificates and banking deposit activity. After further consideration, the Company determined that the guidance in Chapter 4 of the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities indicates net changes in customer receivables and payables should be reported in Cash flows from operating activities for broker dealers. This requirement along with the short duration of these deposits caused us to reassess our classification and conclude that this cash flow activity would be more appropriately classified as an operating activity.

The Company will report these brokerage transfers as cash flows from operating activities for all periods presented in the 2007 Form 10-K and will reclassify prior periods presented in the Consolidated Statement of Cash Flows in future 10-Q filings.

Please see our Quantitative Analysis section of this letter where we depict these reclassifications. The amounts reclassified for brokerage accounts changed from the amounts previously disclosed in our January 14, 2008 letter to you as a result of our reassessment.

We will place a statement regarding the Statement of Cash Flows reclassifications in Note 1 to our Consolidated Financial Statements in our 2007 Form 10-K. The drafted language is as follows:

Statements of Cash Flow Reclassifications

The Company has reclassified certain prior year balances in the Consolidated Statements of Cash Flows to appropriately present net cash provided by operating activities and net cash provided by (used in) financing activities. The Company’s previous policy was to classify transfers to and from the fixed account option within our variable annuity product as an operating activity in its Consolidated Statements of Cash Flows. The Company has changed its policy to reflect these transfers as a financing activity. In addition, the Company’s previous policy was to classify certain customer transfers to and from cash investment products as a financing activity. The Company has changed its policy to reflect the change in brokerage deposits as an operating activity. As a result of these changes, all prior years’ amounts have been reclassified to conform to this presentation.

Materiality Analysis

With respect to previously issued financial statements, it is the Company’s opinion that the proposed reclassifications do not constitute a material change to our Consolidated Financial Statements. The Company came to its conclusion by considering both quantitative and qualitative factors, as well as all relevant circumstances, as required by SEC Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”).

Quantitative Analysis

The effect of the reclassifications for annuity transfers and brokerage accounts on prior year net cash provided by operating activities and net cash provided by (used in) financing activities is summarized below (in millions). This table only reflects the impact of these reclassifications.

	2006	2005
Net cash provided by operating activities, previous presentation	$619	$975
Reclassification for annuity transfers	184	(68)
Reclassification for brokerage accounts	(28)	(39)
Net cash provided by operating activities, adjusted for these reclassifications	$775	$868

Net cash provided by (used in) financing activities, previous presentation	$(3,937)	$177
Reclassification for annuity transfers	(184)	68
Reclassification for brokerage accounts	28	39
Net cash provided by (used in) financing activities, adjusted for these reclassifications	$(4,093)	$284

Quantitatively the reclassifications would result in an increase in operating cash flows of 25% in 2006 and a decrease in operating cash flows of 11% for 2005. The change to financing cash flows would result in a 4% decrease for 2006 and a 60% increase for 2005.

The effect of the reclassifications for annuity transfers and brokerage accounts on prior quarter and year-to-date net cash provided by (used in) operating activities and net cash used in financing activities is summarized below (in millions). This table only reflects the impact of these reclassifications.

	Three Months ended March 31, 2007	Six Months ended June 30, 2007	Nine Months ended September 30, 2007
Net cash provided by (used in) operating activities, previous presentation	$(70)	$(12)	$735
Reclassification for annuity transfers	75	145	(91)
Reclassification for brokerage accounts	(41)	37	(75)
Net cash provided by (used in) operating activities, adjusted for these reclassifications	$(36)	$170	$569

Net cash used in financing activities, previous presentation	$(1,398)	$(2,780)	$(3,673)
Reclassification for annuity transfers	(75)	(145)	91
Reclassification for brokerage accounts	41	(37)	75
Net cash used in financing activities, adjusted for these reclassifications	$(1,432)	$(2,962)	$(3,507)

Quantitatively the reclassifications would result in a decrease in operating cash flows of 23% and an increase in financing cash flows of 5% for the nine months ended September 30, 2007.

Qualitative Analysis

A)          Materiality should be based on the Consolidated Financial Statements taken as a whole.

The reclassifications will affect the Consolidated Statements of Cash Flows and does not impact any other financial statements or disclosures. The reclassifications will not impact net income, earnings per share, equity, or any other balance sheet accounts. In addition, there is no impact on liquidity, capital or cash balances of the Company as a result of the reclassification. Therefore, from an earnings and financial condition perspective, the misstatement is not material.

In the context of the Consolidated Financial Statements taken as a whole, it does not appear to us that the change in operating cash flow for the periods previously presented constitute a “fact [that] would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” (SAB 99 quoting TSC Industries v. Northway, Inc., 426 U.S. 438,439 (1976))*.

*     We also note that the subject of financial statement restatement is currently being addressed by the SEC Advisory Committee on Improvements to Financial Reporting, with The Pozen Compliance Subcommittee, Audit Process and Compliance. While recognizing that the Pozen Subcommittee’s report is preliminary, it does embrace explicitly the premise of holistic analysis set forth in SAB 99: that qualitative factors can make a quantitatively significant error immaterial.

B)            A materiality assessment should consider qualitative measures enumerated in SAB 99.

SAB 99 requires a robust analysis of misstatements in order to determine if such errors are deemed to be material. The analysis includes analyzing an error based on several specified qualitative factors. Our review of each qualitative factor follows:

1)              Does the misstatement arise from an item of precise measurement or from an estimate with a significant degree of imprecision inherent in the estimate?

The misstatement resulted from the misclassifications of customer deposit-like accounts and not from an incorrect measurement or estimate.

2)              Does the misstatement mask a change in earnings or other trends?

No. As noted above, the misstatement does not impact the Company’s net income, or mask any other trends. Directionally the reclassifications both increase and decrease operating and financing cash flows, so it does not mask a trend in cash flows.

3)              Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

No. The misstatement does not impact net income and therefore does not further impact analysts’ expectations.

4)              Does the misstatement change a loss into income or vice versa?

No. The reclassifications do not impact net income.

5)              Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

No. The misstatement does not impact segment reporting as cash flows are presented on a consolidated basis.

6)              Does the misstatement affect the registrant’s compliance with regulatory requirements?

No. The misstatement does not affect our compliance with any regulatory requirements. Our regulatory requirements generally focus on capital levels and not cash flow line items.

7)              Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?

No. The misstatement has no impact on any loan covenants or other contractual requirements. We do not have any covenants or other contractual requirements which are based on the net cash flow line items.

8)              Does the misstatement have the effect of increasing management’s compensation?

No. The misstatement would not have affected management’s compensation. Management compensation is not based on any cash flow measures.

9)              Does the misstatement involve concealment of an unlawful transaction?

No. The reclassifications relate to an unintentional incorrect grouping of discrete cash flow movements in the Consolidated Statement of Cash Flows.

Based on our entire analysis above, the Company does not believe that after considering the corrections in relation to the consolidated financial statements taken as a whole that it is probable that the judgment of a reasonable investor relying upon the previously issued financial statements would have been changed or been influenced by reclassification of these cash flow amounts. Thus we have concluded that it is appropriate to correct prior periods in future filings.

*        *         *

We will also take this correspondence to note to the Staff that, with respect to Comment 3 in the Staff’s letter dated December 28, 2007, we determined that our accounting policy was stated incorrectly. The Company presents the gains and losses related to non-functional currency transactions on a net basis in Other expenses (renamed General and administrative expense in our 2007 Form 10-K) within Total expenses. We believe that the reporting of non-functional currency transaction gains and losses as net in other income is an appropriate and accepted reporting practice. While FAS 52 is silent on classification of such transactions, an example of this approach was published in the American Institute of Certified Public Accountants, Accounting Trends and Techniques — 2007 Foreign Currency Transactions Section 3.22. While the example indicates the net impact is reported in other income, the Company believes that these immaterial net gains and/or losses are not directly related to our other revenues because we are not in the business of trading in the foreign exchange markets for profit. We believe this activity to be a normal cost of doing business. We have concluded that reporting on a net basis and classification within General and administrative expense is appropriate and a generally accepted practice and we therefore will continue to do so in future filings.

*        *         *

If you have any questions or comments regarding the foregoing, please contact the undersigned at
612-678-4769.

Very truly yours,

/s/ David K. Stewart
David K. Stewart
Senior Vice President and Corporate Controller

cc:                                 James M. Cracchiolo, President and Chief Executive Officer

Walter S. Berman, Executive Vice President and Chief Financial Officer

                                                Ernest Greene

                                                Lisa Haynes

                                                Division of Corporation Finance

                                                Securities and Exchange Commission